FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934**

For the month of November 2004

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

 

Teva Pharmaceutical Industries Ltd.   H. Lundbeck A/S.
Web Site: www.tevapharm.com   Web Site: www.lundbeck.com

FOR IMMEDIATE RELEASE

Contacts:

Teva:	**H. Lundbeck A/S:**
Dan Suesskind	Steen Juul Jensen
Chief Financial Officer	Vice President
Teva Pharmaceutical Industries Ltd.	(45) 36 43 30 06
(011) 972-2-589-2840	
Bill Fletcher	Jacob Tolstrup
President and CEO	Investor Relations Manager
Teva North America	(45) 36 43 30 79
(215) 591-8800	
Dorit Meltzer	Helle Hedegaard Juhl
Director, Investor Relations	Media Relations Officer
Teva Pharmaceutical Industries Ltd.	(45) 36 43 41 68
(011) 972-3-926-7554	

Teva and Lundbeck announce that Azilect® (rasagiline) for Parkinson's disease is recommended for approval in the EU

Jerusalem, Israel, Copenhagen, Denmark, November 18, 2004 - Teva Pharmaceutical Industries Ltd. and H. Lundbeck A/S announced today that the Committee for Medicinal Products in Human use (CHMP) of the European Medicines Agency (EMEA) has issued a positive opinion recommending approval of Azilect® (rasagiline) for the treatment of Parkinson's disease both as initial monotherapy in patients with early PD and as adjunct treatment in moderate-to-advanced disease.

Following this recommendation, final Marketing Authorization covering European Union (EU) countries, is expected to be granted by the European Commission in the first quarter of 2005.

Upon approval, Teva and Lundbeck will launch rasagiline in the EU under the brandname Azilect®.

"We are extremely pleased to have received the Committee's positive recommendation, which is a significant step towards Azilect® becoming an important new treatment option in the EU for patients suffering from Parkinson's disease," said Israel Makov, President and CEO of Teva. "This achievement reflects the strength of the collaboration between Teva and Lundbeck and we look forward to continued success in the launch and co-promotion of Azilect® in the first half of next year."

The CHMP, comprised of regulators from the EU countries, based its positive opinion on the review of a comprehensive data package supporting the efficacy and safety of rasagiline, collected from studies that enrolled over 1,600 patients in all stages of the disease. In early PD, Azilect® monotherapy showed significant improvement in motor symptoms and quality of life. In advanced PD, Azilect® significantly reduces daily 'off' time thereby improving the disabling motor fluctuations associated with advanced stages of the disease.

"Azilect® provides a new opportunity for people suffering from PD by offering a treatment that significantly improves PD symptoms throughout the course of the disease," said Claus Bræstrup, President & CEO of Lundbeck. "Azilect® is of strategic importance to Lundbeck as it constitutes the Company's first launch of a treatment for Parkinson's disease thereby expanding its presence within the neurology area".

About Azilect®

Azilect® is a novel, potent, second-generation, selective, irreversible monoamine oxidase type-B (MAO-B) inhibitor that blocks the breakdown of dopamine, a substance in the brain needed to facilitate movement.

The development of rasagiline is part of a long-term alliance for co-development in Parkinson's disease and European marketing between Lundbeck and Teva.

Azilect® is a joint development of Teva and the Technion – Israel institute of Technology.

About Parkinson's disease

Parkinson's disease is a chronic, progressive neurodegenerative condition. The exact cause of PD is not known and is believed to be multifactorial involving genes, environmental factors and aging.

Symptoms include tremor, slowness of movement, stiffness, gait and posture problems. As the disease progresses, symptoms worsen, the patient is likely to experience motor complications. Eventually, the disease impairs the patient's ability to function.

PD affects men and women equally, and an estimated four million people worldwide suffer from the disease. The disease typically occurs at a late age, affecting approx. 1% of the population over the age of 65. It is estimated that well over one million people in the EU suffer from PD. In 2003, the worldwide sales for PD drugs reached USD 2.2 billion with approximately 40% of this in Europe.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva's sales are in North America and Europe.
Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind

      Name: Dan Suesskind

      Title: Chief Financial Officer

Date: November 18, 2004